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                                                                     EXHIBIT 4.2

                                 AMENDMENT NO. 1
                                       TO
                          SECURITIES PURCHASE AGREEMENT

         Reference is hereby made to the Securities Purchase Agreement (the "AGREEMENT") made and entered into as of December 13, 2002, by and among netGuru, Inc., a Delaware corporation (the "COMPANY") and Laurus Master Fund, Ltd., a Cayman Islands company (the "PURCHASER"). Terms used herein and not otherwise defined herein shall have the meaning set forth in the Agreement.

         WHEREAS, the parties desire to amend Section 8.4 of the Agreement; and

         WHEREAS, in consideration of their mutual promises and covenants set forth herein and in the Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

         1. Pursuant to Section 12.6 of the Agreement, and effective as of December 13, 2002, the parties amend and restate Section 8.4 of the Agreement in its entirety as follows:

         8.4 NASDAQ APPROVAL. The Company and the Purchaser agree that, until the Company either obtains shareholder approval of the issuance of the Securities, or an exemption from NASDAQ's corporate governance rules as they may apply to the Securities, and an opinion of counsel reasonably acceptable to the Purchaser that NASDAQ's corporate governance rules do not conflict with nor may result in a delisting of the Company's common stock from the NASDAQ National Market (the "APPROVAL") upon the conversion of the Notes or the exercise of the Warrant, the Purchaser may not receive, whether upon conversion of the Notes or upon exercise of the Warrant, more than the number of common shares that would increase the Purchaser's total holdings of the Company's common stock to greater than 19.9% of the shares of Company's common stock outstanding on the Closing Date. The Company covenants to attempt to obtain the Approval required pursuant to NASDAQ's corporate governance rules to allow conversion of all the Notes and interest thereon upon written request of the Purchaser (the "TRIGGER DATE"). The Company further covenants to file the preliminary proxy statement relating to the Approval with the Commission on or before thirty days after the Trigger Date ("PROXY FILING DATE"). The Company further covenants to take all steps necessary to require shareholders to vote on the Approval no later than ninety days after the Trigger Date ("APPROVAL DATE").

         2. There are no other modifications to the Agreement.

Dated:   March 19, 2003                       March 19, 2003

AGREED TO AND ACCEPTED                        AGREED TO AND ACCEPTED
BY NETGURU, INC.                              BY LAURUS MASTER FUND, LTD.

By: /s/ Jyoti Chatterjee                      By: /s/ David Grin
    -------------------------------               ------------------------------
Name:  Jyoti Chatterjee                           Name:  David Grin
Title: President                                  Title: Director